Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction
1.	eFamily.com, Inc.	Utah

2.	Enhance Interactive, Inc. (f/k/a ah-ha.com, Inc.)	Utah

3.	TrafficLeader, Inc. (f/k/a Sitewise Marketing, Inc.)	Delaware

4.	Marchex Paymaster, LLC	Delaware

5.	goClick.com, Inc.	Connecticut

6.	MDNH, Inc.	Delaware

7.	MDNH CAH, Inc.	Delaware

8.	MDNH CA Corporation	Nova Scotia